PROVIDENT ENERGY TRUST

UNDERTAKING

TO:     The securities commissions in each of the Provinces of Canada

I, Thomas W. Buchanan, Chief Executive Officer of Provident Energy Ltd. ("Provident"), undertake on behalf of Provident to file with the securities regulatory authorities in Canada the debenture trust indenture to be dated as of the date of the closing of the offering of trust units and debentures of Provident Energy Trust.

DATED the 29th day of June, 2004.	PROVIDENT ENERGY TRUST
by Provident Energy Ltd.
By: (Signed) Thomas W. Buchanan
Chief Executive Officer